EXHIBIT 99.2

Valneva Announces the Cancellation of Ordinary Shares Held by the Company following Termination of its Liquidity Agreement

 Saint-Herblain (France), October 4, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that the Management Board has decided, during a meeting today, to cancel all ordinary shares held by the Company following the termination of its liquidity agreement with Oddo BHF on June 11, 2021 (i.e., 4,025 ordinary shares in total, representing 0.004% of the share capital).

The Company’s share capital is now set at 14,986,674.45 Euros, divided into 99,890,649 ordinary shares and 20,514 preferred shares convertible into ordinary shares, with a par value of 0.15 Euro each (i.e. 99,911,163 Shares in total).

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com